EXHIBIT 99.1

GOLD STANDARD INTERSECTS 126.2m of 3.95 g Au/t at NORTH DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND NEVADA*

Core Hole DS16-08 Expands a Robust Oxide Gold System in the Railroad District

August 9, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results from the first three step out core holes at the recently discovered North Dark Star oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The results significantly increase the size of the North Dark Star deposit while also enhancing its prospective grade and establishing the orientation of a favorable trend supporting the potential for further expansion of the higher grade zone.

The primary objective of this year’s drill program at North Dark Star was to find a continuation of the high grade zone discovered in core hole DS15-13 (15.4m of 1.85 g Au/t  and 97.0m of 1.61 g Au/t) at the end of last year’s drill program (see January 21, 2016 news release).  DS16-08, located 100m south of DS15-13, returned multiple, significant, oxidized intercepts containing gold values above the cut-off grade established in the Dark Star NI43-101 resource estimate announced on March 3, 2015 (see news release). DS16-08 returned a 126.2 meter section grading 3.95 g Au/t including higher grade intervals of 44.0m of 4.70 g Au/t, 17.9m of 5.6 g Au/t and 7.9m of 10.7 g Au/t (Please click the following link to see section maps and drill plan: http://goldstandardv.com/lp/north-dark-star-drill-results/).

Jonathan Awde, CEO and Director of Gold Standard commented: “North Dark Star is continuing to exceed our expectations and is becoming a major Nevada (Carlin) gold discovery.  With these first few holes, we have successfully found the orientation of the thick, high grade mineralized zone discovered last year. We will now be focusing more of our current drill program on the North Dark Star area while also enhancing access so we can extend the drill season as late as possible. Near surface, oxide deposits with these grades clearly have outstanding economic potential.”

A conference call will be held by the company tomorrow (Wednesday August 10, 2016) at 11:00 a.m. PDT to discuss today’s release and the continuing exploration program at Railroad Pinion. Dial-in numbers are provided at the end of this press release.

Key North Dark Star Highlights

•	DS16-08 intersected a thick, vertically-extensive, oxidized intercept of 126.2m of 3.95 g Au/t approximately 100m south of discovery hole DS15-13.  Mineralization occurs in decalcified, variably silicified, pervasively oxidized and collapse brecciated debris flow conglomerate, bioclastic limestone, calcarenite, calcareous sandstone and silty limestone (click the following link for pictures of core :http://goldstandardv.com/lp/north-dark-star-drill-results/).  Oriented core measurements from this hole confirm that the favorable Pennsylvanian-Permian carbonate stratigraphy hosting this mineralization has a northerly strike and is moderately to steeply dipping to the west.  Mineralization in DS16-08 comes to within 90m of surface and is open in multiple directions. True widths are estimated at 70-90% of drilled thicknesses.

•	DS16-05, located approximately 50m north of DS15-13, intersected multiple zones of oxidized mineralization including 24.1m of 1.28 g Au/t.

•
DS16-02, located approximately 70m to the east and up-dip from DS15-13, intersected multiple near-surface zones of oxidized mineralization including 23.2m of 0.72 g Au/t.  All of the DS16-02 gold intercepts are less than 50m below the topographic surface. True widths are estimated at 70-90% of drilled thicknesses

North Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS16-02	Core	090	-45	285.1	11.0 – 13.4	1.5	0.15
Including					33.5 – 37.5	4.0	0.45
					42.8 – 52.1	9.3	0.50
					100.0 – 102.0	2.0	0.18
					107.9 – 131.1	23.2	0.72
					123.4 – 128.0	4.6	1.80
DS16-05	Core	090	-55	384.8	3.6 – 4.8	1.2	0.17
					7.3 – 10.6	3.3	0.19
					32.3 – 34.0	1.7	0.17
					38.6 – 44.5	5.9	0.18
					49.1 – 50.6	1.5	0.16
					53.0 – 55.7	2.7	0.17
					67.4 – 71.9	4.5	0.25
					78.5 – 81.4	2.9	0.16
					86.0 – 97.4	11.4	0.21
					177.4 – 182.6	5.2	0.20
					187.4 – 189.1	1.7	0.15
					197.2 – 200.3	3.1	0.17
					216.5 – 218.9	2.4	0.44
					225.6 – 249.7	24.1	1.28
					255.5 – 258.2	2.7	0.38
DS16-08	Core	090	-45	408.8	76.3 – 76.8	0.5	0.30
Including Including Including					89.0 – 93.0	4.0	0.23
					100.9 – 107.3	6.4	0.46
					110.1 – 112.5	2.4	0.47
					114.0 – 135.3	21.3	0.67
					147.8 – 154.4	6.6	0.16
					157.2 – 159.6	2.4	0.22
					165.2 – 291.4	126.2	3.95
					179.6 – 223.6	44.0	4.70
					247.0 – 264.9	17.9	5.60
					275.0 – 282.9	7.9	10.7
					334.4 – 338.7	4.3	0.45
					349.7 - 355.8	6.1	0.43
					359.1 – 362.5	3.4	0.20

* Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice president of Exploration stated: “The outstanding oxide intercept in DS16-08 is nearly triple the grade times thickness of last year’s discovery hole.  It clearly demonstrates the strength and potential of the Carlin-style gold system at North Dark Star.  In the bigger, regional picture, North Dark Star is strategically located where the Carlin Trend intersects a north trending belt of permeable Penn-Perm carbonate rocks, an excellent host for gold deposits. With these results in our initial offset holes, we are confident there is more gold to be found at North Dark Star and throughout our large, 115 square km. Railroad-Pinion property on the Carlin Trend.”

Gold Standard Venture President and CEO, Jonathan Awde, and vice-president of exploration, Mac Jackson, will host a conference call and webcast with analysts and investors to review the drill results on Wednesday, August 10, 2016 at 11:00 AM Pacific time. A live slide presentation will be available for viewing during the call from the link provided below.

Conference call
To participate in this conference call, please dial the following number approximately 10 minutes prior to the starting time:
Local / International: 416-640-5946
North American Toll- Free: 1-866-233-4585

Webcast
A webcast presentation will also be available for viewing in conjunction with the conference call. To access the webcast, please visit: http://momentumstreaming.com/index.php?id=120769
Callers can alternatively refer to the newly posted slides on Gold Standard’s website that will be referenced during the meeting.

For those unable to listen live, the webcast will remain available at the above link for one year following the call.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample.  The North Dark Star core samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

Drill hole deviation is measured by a gyroscopic down hole survey that has been completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs and future potential results are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com